Registration No. 333-232514

As filed with the Securities and Exchange Commission on December 12, 2019

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ PRE-EFFECTIVE AMENDMENT NO.

☒ POST-EFFECTIVE AMENDMENT NO. 1

JOHN HANCOCK Variable Insurance TRUST

(Exact Name of Registrant as Specified in Charter)

200 Berkeley Street
Boston, Massachusetts 02116
(Address of Principal Executive Offices)

617-663-3000
(Registrant’s Area Code and Telephone Number)

Christopher Sechler
Assistant Secretary
John Hancock Variable Insurance Trust
200 Berkeley Street
Boston, Massachusetts 02116
(Name and Address of Agent for Service)

Copy to:

Mark P. Goshko, Esq.

K&L Gates LLP

One Lincoln Street

Boston, Massachusetts 02111

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement contains the following papers and documents:

Cover Sheet

Contents of Registration Statement

Part A — Proxy Statement/Prospectus - Incorporated herein by reference to the definitive form of Proxy Statement/Prospectus filed pursuant to Rule 497 under the Securities Act of 1933, as amended (“Securities Act”), on August 8, 2019, SEC accession number 0001193125-19-216341.

Part B — Statement of Additional Information - Incorporated herein by reference to the definitive form of Statement of Additional Information filed pursuant to Rule 497 under the Securities Act on August 8, 2019, SEC accession number 0001193125-19-216341.

Part C — Other Information

Signature Page

Exhibits - The sole purpose of this filing is to file as exhibits, with respect to the reorganization described in the Registrant’s Registration Statement on Form N-14, filed on July 2, 2019: (i) the executed Agreement and Plan of Reorganization, as required by Item 16(4) of Form N-14; (ii) opinions of counsel supporting the tax matters and consequences to shareholders of the reorganization, as required by Item 16(12) of Form N-14; and (iii) the consent of counsel with respect to such tax opinions.

Item 16. Exhibits

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.
1(a)	Agreement and Declaration of Trust dated September 29, 1988 — previously filed as exhibit (1)(a) to post-effective amendment no. 31 filed on April 25, 1996, accession number 0000950135-96-001803.
1(b)	Establishment and Designation of Additional Series of Shares of Beneficial Interest dated December 31, 1996 relating to Value, High Yield, International Stock, Science & Technology, Balanced, Worldwide Growth, Emerging Growth, Pilgrim Baxter Growth, Pacific Rim Emerging Markets, Real Estate Securities, Capital Growth Bond, Equity Index, Quantitative Equity, Lifestyle Conservative 280, Lifestyle Moderate 460, Lifestyle Balanced 640, Lifestyle Growth 820, Lifestyle Aggressive 1000 Trusts – previously filed as exhibit (a)(14) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(c)	Amendment dated October 1, 1997 to the Agreement and Declaration of Trust dated September 29, 1988 relating to Trust name change to Manufacturers Investment Trust — previously filed as exhibit (1)(n) to post-effective amendment no. 39 filed on March 2, 1998, accession number 0000950135-98-001303.
1(d)	Establishment and Designation of Additional Series of Shares of Beneficial Interest dated May 1, 2000 relating to Dynamic Growth, Internet Technologies, Tactical Allocation, Mid Cap Index, Small Cap Index, Total Stock Market Index, International Index, and 500 Index Trusts – previously filed as exhibit (a)(22) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.
1(e)	Establishment and Designation of Additional Class of Shares dated January 2, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(28) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(f)	Redesignation of Class of Shares dated May 1, 2002 relating to Class A Shares and Class B Shares of beneficial interest previously filed as exhibit (a)(29) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(g)	Establishment and Designation of Additional Class of Shares dated July 1, 2003 relating to Class III Shares of beneficial interest previously filed as exhibit (a)(35) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(h)	Amendment dated January 1, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to Trust name change to John Hancock Trust previously filed as exhibit (a)(40) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(i)	Establishment and Designation of Additional Class of Shares dated January 25, 2005 relating to Class NAV Shares of beneficial interest previously filed as exhibit (a)(41) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(j)	Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article IV, Section 4.1 – previously filed as exhibit (a)(43) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(k)	Amendment dated April 29, 2005 to the Agreement and Declaration of Trust dated September 29, 1988 relating to amending and restating of Article VII, Section 7.2 – previously filed as exhibit (a)(44) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(l)	Amended and Restated Declaration of Trust dated January 22, 2016 – previously filed as exhibit (a)(44)(A) to post-effective amendment no. 113 filed on April 27, 2016, accession number 0001133228-16-009262.
1(m)	Establishment and Designation of Additional Series of Shares of Beneficial Interest dated April 30, 2007 relating to Small Cap Intrinsic Value, Founding Allocation, Income, Mutual Shares, Mid Cap Intersection, Emerging Markets Value, American Asset Allocation, American Global Growth, American Global Small Capitalization, American High-Income Bond, and American New World Trusts – previously filed as exhibit (a)(58) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
1(n)	Establishment and Designation of Additional Series of Shares of Beneficial Interest September 29, 1988 relating to Lifestyle Balanced PS Series, Lifestyle Conservative PS Series, Lifestyle Growth PS Series, Lifestyle Moderate PS Series, Bond PS Series and Strategic Allocation Trust – previously filed as exhibit (a)(68) to post-effective amendment no. 93 on February 10, 2011, accession number 0000950123-11-011585.
2(a)	Revised By-laws of the Trust dated June 30, 2006 previously filed as exhibit (b)(2) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.
2(b)	Amendment dated December 13, 2006 to the By-laws of the Trust, dated June 30, 2006 previously filed as exhibit (b)(3) to post effective amendment no. 72 filed on February 13, 2007, accession number 0000950135-07-000767.
2(c)	Amendment dated March 10, 2016 to the By-laws of the Trust, dated June 30, 2006 previously filed as exhibit (b)(2) to post-effective amendment no. 113 filed on April 27, 2016, accession no. 0001133228-16-009262.
3	Not Applicable.
4	Agreement and Plan of Reorganization — Filed herewith.
5	Specimen Share Certificate – previously filed as exhibit (2) to post-effective amendment no. 38 filed September 17, 1997, accession number 0000950135-97-003874.
6(a)	Amended and Restated Advisory Agreement dated September 26, 2008 between John Hancock Variable Insurance Trust (formerly John Hancock Trust) and John Hancock Investment Management Services, LLC (the “Advisor”) previously filed as exhibit (d)(1) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
6(b)	Subadvisory Agreement dated January 29, 1999 relating to Growth & Income Trust, Investment Quality Bond Trust, and Mid Cap Stock Trust, between the Adviser and Wellington Management Company, LLP – previously filed as exhibit (d)(33) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
6(c)	Amendment dated Amendment dated September 26, 2008 to Subadvisory Agreement dated January 29, 1999 relating to Alpha Opportunities Trust, between the Adviser and Wellington Management Company, LLP – previously filed as exhibit (d)(33)(I) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
7(a)	Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (d)(1)(B) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
7(b)	Amendment dated September 28, 2004 to Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (e)(2) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.
7(b)(1)	Amendment dated May 28, 2010 to Distribution Agreement dated January 1, 2002 as amended June 26, 2003 previously filed as exhibit (e)(2) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.
8	Not Applicable.
9	Custodian Agreement dated September 26, 2008 between the Trust and State Street Bank and Trust Company previously filed as exhibit (g) to post-effective amendment no. 84 filed on February 13, 2009, accession number 0000950135-09-000965.

Exhibit Number	Description* * Unless otherwise stated, all filing references are to File No. 2-94157.
10(a)	Series I Shares Rule 12b-1 Plan (formerly Class A Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 previously filed as exhibit (m) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.
10(a)(1)	Series II Shares Rule 12b-1 Plan (formerly Class B Shares) dated September 21, 2001, as amended April 4, 2002, June 26, 2003, April 1, 2004, December 13, 2004, June 23, 2005, September 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, June 27, 2008, March 25, 2011, March 23, 2012, June 30, 2012 and September 27, 2013 previously filed as exhibit (m)(1) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.
10(a)(2)	Series III Shares Rule 12b-1 Plan dated March 23, 2007, as amended September 28, 2007, March 20, 2009, June 25, 2010, March 25, 2011, March 23, 2012 and September 27, 2013 – previously filed as exhibit (m)(2) on April 24, 2015, accession number 0001133228-15-001781.
10(b)	Rule 18f-3 Plan dated September 21, 2001, as amended April 4, 2002, June 26, 2003, December 13, 2004, June 23, 2005, December 13, 2005, March 30, 2006, March 23, 2007, September 28, 2007, March 25, 2008, March 23, 2012, June 30, 2013 and September 27, 2013 previously filed as exhibit (n) to post-effective amendment no. 110 filed on April 24, 2015, accession number 0001133228-15-001781.
11	Opinion and Consent of Harsha Pulluru, Esq., regarding legality of issuance of shares and other matters — previously filed as exhibit 11 to the registration statement on Form N-14 filed on July 2, 2019, accession number 0001133228-19-004509.
12	Opinions of K&L Gates LLP on tax matters — Filed herewith.
13	Not Applicable.
14(a)	Consent of PricewaterhouseCoopers LLP — previously filed as exhibit 14(a) to the registration statement on Form N-14 filed on July 2, 2019, accession number 0001133228-19-004509.
14(b)	Consent of K&L Gates LLP — Filed herewith.
15	Not Applicable.
16	Powers of Attorney — previously filed as exhibit 16 to the registration statement on Form N-14 filed on July 2, 2019, accession number 0001133228-19-004509.
17(a)	Annual Report of John Hancock Variable Insurance Trust dated December 31, 2018 — previously filed on Form N-CSR on March 7, 2019, accession no. 0001145443-19-000158.
17(b)	Semiannual Report of John Hancock Variable Insurance Trust dated June 30, 2019 — previously filed on Form N-CSRS on September 4, 2019, accession no. 0001145443-19-000396.

Item 17. Undertakings

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, John Hancock Variable Insurance Trust, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, and Commonwealth of Massachusetts, on the 12th day of December, 2019.

John Hancock Variable Insurance Trust

By:	/s/ Andrew G. Arnott
Name:	Andrew G. Arnott
Title:	President and Trustee

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

Signature	Title	Date

/s/ Andrew G. Arnott	President and Trustee	December 12, 2019
Andrew G. Arnott

/s/ Charles A. Rizzo	Chief Financial Officer	December 12, 2019
Charles A. Rizzo	(Principal Financial Officer and Principal Accounting Officer)

/s/ Charles L. Bardelis *	Trustee	December 12, 2019
Charles L. Bardelis

/s/ James R. Boyle *	Trustee	December 12, 2019
James R. Boyle

/s/ Peter S. Burgess *	Trustee	December 12, 2019
Peter S. Burgess

/s/ William H. Cunningham *	Trustee	December 12, 2019
William H. Cunningham

/s/ Grace K. Fey *	Trustee	December 12, 2019
Grace K. Fey

/s/ Marianne Harrison *	Trustee	December 12, 2019
Marianne Harrison

/s/ Deborah C. Jackson *	Trustee	December 12, 2019
Deborah C. Jackson

/s/ Hassell H. McClellan *	Trustee	December 12, 2019
Hassell H. McClellan

/s/ James M. Oates *	Trustee	December 12, 2019
James M. Oates

Signature	Title	Date
/s/ Steven R. Pruchansky *	Trustee	December 12, 2019
Steven R. Pruchansky

/s/ Gregory A. Russo *	Trustee	December 12, 2019
Gregory A. Russo

*By: Power of Attorney

*By:	/s/ Harsha Pulluru
Harsha Pulluru

* Pursuant to Power of Attorney previously filed as exhibit 16 to the registration statement on Form N-14 filed on July 2, 2019

JOHN HANCOCK VARIABLE INSURANCE TRUST

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibit
4	Agreement and Plan of Reorganization
12	Opinions of K&L Gates LLP on tax matters
14(b)	Consent of K&L Gates LLP